

Credit Suisse Future of Energy Conference

   

WASHINGTON, DC • JUNE 2 – 4, 2010



Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI's Strategic Repositioning

- We have been repositioning PHI over the last year
  - Wind-down of retail energy supply business at Pepco Energy Services
  - Announced sale of Conectiv Energy
- PHI will become fundamentally a regulated T&D company with significantly reduced direct exposure to the energy commodity markets



Forecast Business Mix Based on 2011-2014 Projected Operating Income

Previous Forecast | **Current Forecast**

25 - 30%
70 - 75%
5 - 10%
90 - 95%
Regulated T&D
Competitive Energy/Other

Note: See Safe Harbor Statement at the beginning of today's presentation.



PHI's Strategic Focus



Power Delivery

  

- Invest in T&D infrastructure

- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling

- Achieve constructive regulatory outcomes

- Increase operational excellence

Pepco Energy Services



- Build profitable market share in the energy performance contracting business focused on government customers

- Increase earnings contribution from energy services

Note: See Safe Harbor Statement at the beginning of today's presentation.

3



Power Delivery Business Outlook

- Over $5.4 billion in planned infrastructure investment over next 5 years

- Accelerated smart grid deployment backed by $168 million in stimulus grants

- Revenue growth through continued modest, long-term growth in the number of customers – comparatively strong, resilient economy

- Achieving constructive regulatory outcomes – ongoing rate cases, decoupling, FERC formula and incentive rates

- Continued improvement in operating performance – safety, customer satisfaction, reliability, cost

> *Our plan positions us for significant long-term growth in both transmission and distribution.*

Note: See Safe Harbor Statement at the beginning of today's presentation.



Construction Program – *2010 - 2014*



Other
$349 M

Blueprint
$302 M

Transmission
$1,165 M

Distribution
$2,515 M

MAPP
$1,130 M

Total = $5,461 M



$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

Dollars in Millions

$ 738M $1,089M $1,212M $1,228M $1,194M

2010   2011   2012   2013   2014

■ Transmission ■ Distribution



$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

Dollars in Millions

$738 M $1,089 M $1,212 M $1,228 M $1,194 M

2010   2011   2012   2013   2014

■ **Atlantic City Electric Company** ■ **Delmarva Power** ■ **Potomac Electric Power Co**

*   DOE awarded PHI $168 million under the ARRA. $130 million has been netted in the charts to offset projected Blueprint and other capital expenditures. The remaining $38 million will offset ongoing expenses associated with direct load control and other programs. See appendix for details.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – The Driver of Growth



Projected Year-End Rate Base *

Millions

Year	2009	2010	2011	2012	2013	2014
Total	$4,765	$5,357	$6,123	$7,050	$7,858	$8,563
Transmission	$1,122	$1,382	$1,799	$2,390	$2,884	$3,196
Gas Distribution	$218	$226	$237	$243	$249	$252
Electric Distribution	$3,425	$3,749	$4,087	$4,417	$4,725	$5,115

12.4% CAGR (2009-2014)

■ Electric Distribution ■ Gas Distribution ■ Transmission

Total Rate Base Growth - 80%	Electric Distribution Rate Base Growth - 49%	Transmission Rate Base Growth - 185%

* See appendix for projection by utility.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Project Update



Philadelphia
Wilmington
Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Cambridge
Georgetown
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs

Total Projected Construction cost: $1.2 billion
Current In-Service Date: June 2014

Key:

- 500kV AC
- 640kV DC
- Nuclear Generation
- Fossil Generation
- Substation

PJM

- 2010 RTEP study underway, to be completed in June
- RTEP study will re-examine need and timing for major transmission projects in PJM
- Preliminary results show reactive deficiencies in MAAC and EMAAC in 2015; various alternatives under study
- Exelon (930 MW) and NRG (Indian River – 170 MW) unit retirements recently announced

Approvals

- CPCN procedural schedule suspended pending 2010 RTEP study completion
- Field reviews with state and federal environmental agencies continuing for Southern Maryland portion

Ongoing Work

- Proposed route through Dorchester County announced – only section needing new right-of-way
- Environmental, engineering, and right-of-way acquisition activities continuing
- No construction activities ongoing

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

- Advanced Metering Infrastructure
  - Meter installation underway in DE, regulatory asset approved
  - Meter installation to begin in DC in 4Q2010, regulatory asset approved
- Energy efficiency and demand response programs
  - Demand response programs approved in MD and NJ, recovery through a surcharge; pending in DC
  - Energy efficiency approved in MD and DC, recovery through a surcharge
- Revenue decoupling
  - Implemented in MD and DC; 66% of total distribution revenue is decoupled
  - To be implemented in DE following resolution of electric distribution base rate case (3Q2010)
- Innovative rate structures
  - Dynamic pricing proposals pending in DC and DE



Projected Construction Costs: $334 million [1]
Other Expenditures: $241 million [2]

(1) **Net of DOE Reimbursement**
(2) **Demand Response and energy efficiency program costs are recorded as deferred regulatory assets**

Note: See Safe Harbor Statement at the beginning of today's presentation.



AMI – Under Construction in Delaware

Delaware Deployment Schedule



Customer Benefits (Delaware)

2010

- Automated meter reading
- Remote connect and disconnect
- Web presentment of customers' energy usage data
- Outage processing

2011

- Dynamic Pricing
- Customer outage notification

Note: See Safe Harbor Statement at the beginning of today's presentation.

Innovative Rate Structure – Customer Benefits

PowerCents DC

- Pilot program in the District of Columbia to test customers' response to different pricing schemes
- Rates designed to be revenue neutral
  - Average customer pays same bill if no peak load reduction
- 92% of participants saved money
  - Average of 7.8%

Would you recommend PowerCentsDC electricity pricing to your friends and family?



11%

89%

Overall, were you satisfied, neutral, or dissatisfied with the PowerCentsDC program?



Source: eMeter Corp. Survey 2009

Benefits – Distribution Automation

Real Life Example

Customers Experiencing a Sustained Outage



Occurrences Since June 13, 2008

■ without ASR ■ with ASR

50% reduction in sustained outages

Goals

- Create "self-healing" distribution feeder from the substation to customer's location

- Reduce sustained outages caused by outage of entire feeder

- Segment feeders into several sections using remote controlled switches or automatic reclosers

How it works

- Automatic Sectionalizing and Reclosing (ASR) scheme on the feeder opens closed switches to isolate the problem

- ASR restores the other sections by reclosing the feeder breaker and/or closing open tie switches to other feeders

- Generally ASR operates in less than a minute – restoring most customers

Note: See Safe Harbor Statement at the beginning of today's presentation.

Decoupling Status

Jurisdiction	Status*	Forecasted 2010 % Regulated Distribution Revenue
Pepco/DPL – MD	Implemented June 2007	42%
Pepco – DC	Implemented November 2009	24%
DPL – DE	To be implemented following resolution of the electric distribution base rate case, third quarter 2010	13%
ACE – NJ	Filed request for approval, August 2009	21%

66% { 42%, 24% }

79% } 42%, 24%, 13%

Advantages of decoupling:

- Fosters energy conservation as it aligns the interests of customers and utilities
- Eliminates revenue fluctuations due to weather and changes in customer usage patterns
- Provides for more predictable utility distribution revenues
- Provides for more reliable fixed-cost recovery

* DPL – DE Gas decoupling to be implemented following base rate case decision expected in first quarter 2011.

Note: See Safe Harbor Statement at the beginning of today's presentation.



Timely Cost Recovery

- Transmission
  - FERC Formula Rates
  - CWIP in rate base (Mid-Atlantic Power Pathway project)
  - Current year recovery of projected capital additions
- Distribution
  - Rate case activity to continue
    - Permitted to file partially forecasted test years adjusted for known and measurable costs
  - Decoupling in place in MD and DC; to be implemented in DE
  - Deferred regulatory assets
    - AMI costs (DE, DC)
  - Surcharges
    - Energy efficiency programs (MD, DC)
    - Demand response programs (MD)
    - Bad debt expense (NJ)
    - State and local taxes (MD, DC)
  - Procurement cost adjustment mechanisms



POM Investment Case

- Robust T&D growth – Over $5 billion planned investment, 42% in transmission

- Smart grid underway – aided by $168 million in stimulus funds

- Constructive regulatory outlook – including FERC formula rates

- No equity issuance needs until at least 2012

- Commitment to the current dividend

- Clear value proposition – fundamentally a regulated T&D business

We are positioned to provide an attractive total return to our shareholders and growth for the future

Note: See Safe Harbor Statement at the beginning of today's presentation.



Credit Suisse Future of Energy Conference

   

WASHINGTON, DC • JUNE 2 – 4, 2010



Appendix

Sales and Customer Growth

| | Sales (GWh)* | | Forecasted Annual Average Growth | | | |
| | | | Sales | | Customer | |
	2009	2010	2009-2010	2009-2014	2009-2010	2009-2014
Pepco	26,530	26,930	1.5%	1.5%	1.0%	0.9%
Delmarva Power	12,515	12,508	-0.1%	0.6%	0.9%	1.2%
Atlantic City Electric	9,738	9,839	1.0%	1.0%	0.9%	1.0%
Total Power Delivery	48,783	49,277	1.0%	1.1%	0.9%	1.0%

*Weather Normalized Sales

While the economic downturn has slowed growth, we expect continued growth over the long-term across our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentation.



Construction Expenditures*

PHI
Pepco Holdings, Inc

Chart: Construction expenditures by category (Millions), 2010–2014

2010 — $754
- Transmission: $179
- MAPP: $24
- Distribution: $445
- Blueprint: $90
- PES/Other: $16

2011 — $1,100
- Transmission: $235
- MAPP: $246
- Distribution: $538
- Blueprint: $70
- PES/Other: $11

2012 — $1,229
- Transmission: $245
- MAPP: $317
- Distribution: $608
- Blueprint: $42
- PES/Other: $17

2013 — $1,232
- Transmission: $298
- MAPP: $297
- Distribution: $625
- Blueprint: $8
- PES/Other: $4

2014 — $1,198
- Transmission: $208
- MAPP: $246
- Distribution: $648
- Blueprint: $92
- PES/Other: $4

Legend: ■ Transmission ■ MAPP ■ Distribution ■ Blueprint ■ PES/Other

Total projected capital expenditures are $5.5 billion over 5 years

* Shown net of DOE Capital Reimbursement Awards, excludes Conectiv Energy

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Rate Base and Earnings(1)



Projected Transmission Rate Base

Projected Transmission Earnings by Rate Year (June 1 – May 31)					
Millions of dollars, after-tax	2010-11	2011-12	2012-13	2013-14	2014-15
Earnings – 11.3% ROE	$54	$59	$65	$79	$89
Earnings – 12.8% ROE	$11	$21	$42	$63	$84
Projected Earnings	$65(2)	$80	$107	$142	$173

(1) Projected earnings based on a simplified computation: projected year end rate base x 50% equity x authorized returns on equity. Projected earnings are shown for the rate year June 1 through May 31.

(2) The 2009-10 rate year produced a true-up of $7.2 million after-tax, to be recorded in the first half of 2010.

Note: See Safe Harbor Statement at the beginning of today's presentation.



RTEP* Projects Granted
150 Basis Points ROE Adder

Pepco Holdings, Inc

In-Service Year for Rate Recovery

Utility/Transmission Project	2008	2009	2010	2011	2012	2013	Total
(Millions of Dollars)							
Pepco							
Brighton	–	$35.3	–	–	–	$18.0	**$53.3**
Dickerson	–	–	–	$12.0	–	–	**$12.0**
Burches Hill	–	–	–	$34.6	$12.7	$30.8	**$78.1**
Delmarva Power							
Red Lion	–	$20.0	–	–	–	–	**$20.0**
Cool Springs	–	–	$15.0	–	–	–	**$15.0**
Oak Hall to Wattsville	–	–	$9.0	–	–	–	**$9.0**
Indian River	–	–	$6.4	$8.0	$19.2	–	**$33.6**
Atlantic City Electric							
Orchard / Mickleton	$58.6	$4.7	$5.0	$8.4	–	–	**$76.7**
Total	**$58.6**	**$60.0**	**$35.4**	**$63.0**	**$31.9**	**$48.8**	**$297.7**

* PJM's Regional Transmission Expansion Plan is a grid-wide plan based on bulk power system reliability to ensure a stable economic regional market. The Plan is updated annually and approved by the independent PJM Board.

Note: See Safe Harbor Statement at the beginning of today's presentation.

AMI – Pepco Schedule

District of Columbia (Pepco)	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Program set-up & material procurement		███	███								
Automated Deployment System Integration			███	███	███						
Customer Benefits System Integration			███	███	███	███	███				
Field Deployment - Communications Equipment					███	███	███				
Field Deployment - Meters							███	███	███		
Dynamic Pricing and Rate Options			███	███	███	███	███	███	███		

Maryland (Pepco) *	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Program set-up & material procurement		███	███								
Automated Deployment System Integration			███	███	███						
Customer Benefits System Integration			███	███	███	███	███				
Field Deployment - Communications Equipment						███	███				
Field Deployment - Meters								███	███	███	███
Dynamic Pricing and Rate Options			███	███	███	███	███	███	███		

* **Contingent on Maryland regulatory approval**

Note: See Safe Harbor Statement at the beginning of today's presentation.

21

Blueprint for the Future – Updated Costs

Construction Costs

(Millions of Dollars)	2008A	2009A	2010	2011	2012	2013	2014	Total
Advanced Metering Infrastructure (AMI)								
Atlantic City Electric[1]	$ -	$ -	$ -	$ -	$ -	$ 8	$ 92	**$ 100**
Delmarva Power[1]	-	12	49	18	40	-	-	**119**
Pepco[1]	-	-	43	89	19	-	-	**151**
AMI System Improvements	4	11	13	21	-	-	-	**49**
Meter Data Management System	3	2	10	-	-	-	-	**15**
Sub Total	$ 7	$ 25	$ 115	$ 128	$ 59	$ 8	$ 92	**$ 434**
DOE Reimbursement[2]	-	-	(25)	(58)	(17)	-	-	**(100)**
Total	**$ 7**	**$ 25**	**$ 90**	**$ 70**	**$ 42**	**$ 8**	**$ 92**	**$ 334**

Demand Response and Energy Efficiency Expenditures – 2010-2014[3]

	2010	2011	2012	2013	2014	Total
Pepco - District of Columbia	$ 6	$ 11	$ 5	$ 1	$ 1	**$ 24**
Pepco - Maryland	43	50	26	25	25	**169**
Delmarva - Delaware	-	4	5	3	2	**14**
Delmarva - Maryland	13	14	13	8	8	**56**
Atlantic City Electric - New Jersey	2	3	3	5	1	**14**
Sub Total	$64	$82	$52	$42	$37	**$277**
DOE Reimbursement[2]	(11)	(15)	(10)	-	-	**(36)**
Total	**$ 53**	**$ 67**	**$ 42**	**$ 42**	**$ 37**	**$ 241**

(1) Installation of AMI in Maryland and New Jersey is contingent on regulatory approval.

(2) DOE awarded PHI $168 million under the ARRA. $100 million will offset Blueprint construction costs and $30 million will offset other capital expenditures. $36 million will offset expenses associated with direct load control programs.

(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Construction Costs*

(Millions of Dollars)

	Pepco	Delmarva Power	Total
2008	$ 5	$ 1	$ 6
2009	22	8	30
2010	7	17	24
2011	129	117	246
2012	201	116	317
2013	114	183	297
2014	70	176	246
2015	-	55	55
TOTAL	$ 548	$ 673	$ 1,221

- In-service dates currently under review by PJM, which may affect timing of certain expenditures.

- Construction costs based on proposed route through Dorchester County, announced on 5/5/10.

* 2008 and 2009 actual costs; 2010 through 2015 planned costs

Note: See Safe Harbor Statement at the beginning of today's presentation.

23



Regulatory Environment

- Recent distribution rate case decisions have continued to reflect adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Regulatory Diversity

2009 Rate Base*



NJ 16%
MD 26%
DE 13%
DC 21%
FERC 24%

* **Based on estimated year-end rate base.**



Distribution Rate Cases – Timeline

	DPL – DE Electric	Pepco – MD	DPL – DE Gas
Initial Filing Date	9/18/09	12/30/09	Initial Filing July 2010
Docket/Case No.	09-414	9217	TBD
Staff/OPC Testimony	2/10/10	4/8/10	TBD
Rebuttal Testimony	3/19/10	4/30/10	TBD
Evidentiary Hearings	4/15 – 5/26/10	5/10 – 5/14/10	TBD
Initial Briefs	6/22/10	6/14/10	TBD
Reply Briefs	7/1/10	6/25/10	TBD
Expected Timing of Decision	September 2010	July 2010	February 2011

Note: See Safe Harbor Statement at the beginning of today's presentation.